

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

May 10, 2010

<u>Via U.S. Mail and Facsimile to (714) 889-3306</u>

Robert B. McKnight, Jr.
Chief Executive Officer and President
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

> **Re: Quiksilver, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2009**
> **Filed January 12, 2010**
> **Response Letter dated April 21, 2010**
> **File No. 001-14229**

Dear Mr. McKnight:

We have reviewed your filing and response and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, page 31

Goodwill, page 31

1. We note in your response to comment two of our letter dated March 31, 2010 that the fair value for your Europe and Asia/Pacific reporting units exceeded the carrying value by 7% and 5%, respectively. In addition, we note your proposed disclosure to be included in your 2010 Form 10-K in the event the fair value of your Europe and Asia/Pacific reporting units do not substantially exceed their carrying values at October 31, 2010, or in earlier Form 10-Q's should you be required to evaluate goodwill for impairment on an interim basis. Please provide your proposed disclosure within the Critical Accounting Policies of your April 30, 2010 Form 10-Q, or explain to us why you do not believe such disclosure is necessary.

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Closing Comments

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services